UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

Pearson plc

23 April 2026

Issuance of Medium Term Notes

Pearson plc ("Pearson") announces that its subsidiary, Pearson Funding plc, has today priced an issuance of £350,000,000 6.375 per cent. Guaranteed Notes due 2036 (the "Notes") under its £3 billion Euro Medium Term Note Programme, guaranteed by Pearson. The Notes will be admitted to trading on the International Securities Market of the London Stock Exchange. Settlement of the Notes issuance is expected on 28 April 2026.

Pearson intends to apply the net proceeds of the Notes for general corporate purposes.

Barclays Bank PLC, HSBC Bank plc and Merrill Lynch International are Active Bookrunners.

Contacts:

Investor Relations	Alex Shore Steph Crinnegan	+44 (0) 7720 947 853 +44 (0) 7780 555 351
	Brennan Matthews	+1 (332) 238-8785
Media Edelman Smithfield Pearson	Latika Shah Laura Ewart	+44 (0) 7950 671 948 +44 (0) 7798 846 805

Disclaimers: The distribution of this announcement and other information in connection with any offer in certain jurisdictions may be restricted by law and persons who come into possession of this announcement or any document or other information referred to herein should inform themselves about and observe any such restriction. Any failure to comply with these restrictions may constitute a violation of the securities laws of any jurisdiction.

This announcement does not constitute or form part of any offer or invitation to sell, or any solicitation of any offer to purchase any securities in any jurisdiction. Any securities referred to herein will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"). Subject to certain exceptions, such securities may not be offered, sold or delivered within the United States or to, or for the account or benefit of, U.S. persons.

This announcement is only intended for, and must only be used by or made available to, persons in member states of the European Economic Area ("EEA") who are "qualified investors" within the meaning of Article 2(e) of Regulation (EU) 2017/1129 ("Qualified Investors"), and persons in the United Kingdom (the "UK") who are (i) "professional clients", as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended; and/or (ii) "qualified investors" as defined in paragraph 15 of Schedule 1 to the Public Offers and Admissions to Trading Regulations 2024.

In addition, in the UK, this announcement is being made available only to, and is directed only at, persons (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the "Order") and qualified investors falling within Article 49 of the Order, and (ii) to whom it may otherwise lawfully be communicated (all such persons together being referred to as "relevant persons"). This announcement must not be acted on or relied on (i) in the UK, by persons who are not relevant persons, and (ii) in any member state of the EEA, by persons who are not Qualified Investors. Any investment or investment activity to which this announcement relates is available only to (i) in the UK, relevant persons, and (ii) in any member state of the EEA, Qualified Investors, and will be engaged in only with such persons.

The manufacturer target market for the purpose of UK MiFIR product governance is eligible counterparties and professional clients only (all distribution channels). No EU PRIIPs key information document (KID) or UK DISC disclosure document has been prepared as the Notes are not available to retail in EEA or UK.

FCA/ICMA stabilisation applies.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 23 April 2026
By: /s/ CHRISTIE WOLSTENCROFT

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Christie Wolstencroft
Senior Assistant Company Secretary